File No. 70-9833
(GEM Transfer of 2% of AE Supply)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3

FORM U-1

DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841

_____

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders
and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Anthony Wilson, Esq.
Senior Attorney
Allegheny Energy Service Corporation
10435 Downsville Pike
Hagerstown, MD 21740

TABLE OF CONTENTS

Page

Applicants hereby amend the application replacing Items 1 through 7 with the following:

Item 1.   Description of the Proposed Transaction

A.   Background

Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"), its wholly owned generating company subsidiary (collectively "Applicants"), have filed this application - declaration pursuant to sections 6(a), 7, and 12(d) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 44, 53 and 54 under the Act.

The Applicants and Allegheny Energy Global Markets L.L.C., a newly formed wholly owned Rule 58 subsidiary of AE Supply ("Rule 58 Company"),[1] Merrill Lynch & Co. ("ML") and Merrill Lynch Capital Services, its wholly owned subsidiary ("MLCS" together with ML, "Merrill Lynch"), have entered into an Asset Contribution and Purchase Agreement dated January 8, 2001 ("Agreement"). Under the terms of the Agreement AE Supply acquired Global Energy Markets ("GEM"), Merrill Lynch's energy commodity marketing and trading unit in exchange for $490 million.[2] The transaction closed on March 16, 2001.[3] Under the Agreement, AE Supply, through the use of a Rule 58 Company, Allegheny Energy Supply Global Energy Markets, LLC, acquired GEM. The consideration for acquiring GEM was $490 million in cash plus, subject to Securities and Exchange Commission ("Commission") approval, a two percent equity interest in AE Supply. The Agreement further provides that if the Commission does not approve the transfer of the two percent equity interest by a date certain, Allegheny, AE Supply, and Allegheny Energy Supply Global Energy Markets are obligated to make an additional cash payment, under Rule 58, to Merrill Lynch.   The transaction was accounted for as a purchase.

Allegheny and AE Supply financed the acquisition through a sale of debt that was previously approved by this Commission in Holding Co. Act Release No. 27199 (July 14, 2000) and was consistent with the Applicants' then existing financing limits under Rule 58. By this application, Applicants seek authority to sell to Merrill Lynch a two percent (2%) membership interest in AE Supply.

_____

[1] Rule 58 provides that Section 9(a) of the Act shall not apply to: The acquisition by a registered holding company, or a subsidiary company thereof, of the securities of an energy-related company; provided, that, after giving effect to any such acquisition, the aggregate investment by such registered holding company and subsidiaries in all such companies does not exceed the greater of:(i) $50 million; or (ii) 15% of the consolidated capitalization of such registered holding company, as reported in the registered holding company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

[2] See Exhibit A, Asset Contribution and Purchase Agreement.

[3] The acquisition of GEM was exempt from section 9(a) of the Act because GEM is an energy related company under Rule 58 of the Act. Pursuant to the requirements of Rule 58, after giving effect to the acquisition of GEM, Allegheny Energy Supply Global Markets, LLC will derive substantially all of its revenues from activities within the United States.

B.   Overview

Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission.

AE Supply is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale electric generation.[4] AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. AE Supply is a public utility company within the meaning of the Act. However, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

GEM was formerly the energy trading and marketing arm of Merrill Lynch. GEM has focused on highly structured energy trades. Applicants believe that the integration of GEM's top-tier trading and marketing skills with AE Supply's portfolio of generating assets will enable Applicants to extract maximum value from its assets more quickly and with less risk than an organic growth strategy.

For the twelve (12) months ended December 31, 2000, Allegheny's gross revenues and net income were approximately $4.012 billion and $237 million, respectively. For the twelve (12) months ended December 31, 2000, AE Supply's gross revenues and net income were approximately $2.260 billion and net income of approximately $75 million. For the twelve (12) months ended December 31, 2000, GEM's projected gross revenues and net income were approximately $72.5 million and $37.6 million, respectively.

_____

[4] See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101, Order Authorizing Formation of Subsidiary Company; Transfer of Assets to Generation Company; Issuance and Acquisition of Securities; Capital Contributions; and Service Agreements (November 12, 1999) ("1999 Order"). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).

C. Request for Authority

Applicants seek authorization to issue 2% of the membership interests in AE Supply to Merrill Lynch pursuant to the Agreement. Specifically, Section 6 of the Act, which governs the issuing, selling, or altering rights of stockholders, provides that:

> Except in accordance with a declaration effective under Section 7 of this title and with the order under such section permitting such declaration to become effective, it shall be unlawful for any registered holding company or subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, directly or indirectly (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company.

Additionally, Rule 44, Sales of Securities and Assets, provides that:

> Sales of utility securities or assets. No registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company, or any utility assets, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with the procedure specified in Sec. 250.23, and pursuant to the order of the Commission with respect to such declaration under the applicable provisions of the Act.

For the reasons set forth in Item 3, Applicants believe that the consideration to be paid in connection with the acquisitions is fair and reasonable.

Item 2.   Fees, Commissions and Expenses

Fees, commissions and expenses in the estimated amount of $12,000 are expected to be incurred in connection with the proposed transactions. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

Sections 6(a), 7, and 12(d) of the Act, and Rules 44, 53, and 54 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration. Sections 6(a) and 12 of the Act and Rule 44 under the Act apply to the issue and sale of securities.

Additionally, In the Matter of Cities Service Company[5] the Commission, among other things, opted to focus on the protections available to minority interest holders as opposed to eliminating minority interests. Specifically, the Commission's analysis, which was upheld by the Court of Appeals for the Second Circuit, focused on whether the existence of a publicly - held minority interest in a utility produced an inequitable distribution of voting power between the

---

[5] 37 SEC 341 (1956), Affirmed in 247 F.2d 646 (1957).

majority and the minority. The Commission noted that, based on the concept of governing by majority rule, the voting power of a permanent minority can be annulled. However, if a minority shareholder can convince the majority that a certain course is best for the corporation where common interests exists one would expect that the majority would concur, for we would expect that it will consider the common corporate interest to be of paramount importance. If the majority's basic concern is not for the welfare of the particular corporation but for an interest that may be adverse, there is no common interest and the minority is effectively disenfranchised -- its votes are meaningless and it is at the mercy of the majority the Commission noted.

The proposed transfer of 2% of AE Supply to ML differs significantly from the aforementioned case. In this matter the proposed minority investor is ML a highly sophisticated investor with the financial, legal and intellectual resources to protect its financial and other interests. As a sophisticated investor ML is not in need of the minority shareholder protections that the Commission was concerned about in the Cities Service Company case. Additionally, the minority interest created in this case is the direct result of an arms-length negotiation - not a process from which the minority interest holder was excluded or a process intended to disadvantage ML. ML elected to receive the 2% interest as compensation in lieu of cash. Finally, as a financial services company with substantial resources it is highly unlikely that AE Supply would outright ignore the market or financial advise of ML if such information was presented for shareholder consideration.

For the reasons set forth above, Applicants assert that the transfer of the 2% membership interest in AE Supply will not result in the existence of any company in the holding system that would unduly or unnecessarily complicate the capital structure or unfairly or inequitably distribute voting power among security holders.

Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's consolidated retained earnings of $929 million for the four quarters ended March 31, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

Item 4.   Regulatory Approvals

An application for approval has been filed with the Department of Justice under Hart-Scott-Rudino and with the Federal Energy Regulatory Commission ("FERC") under Sections 203 and 205. The review period under Hart-Scott-Rudino has expired without comment. The FERC issued an order approving the transaction. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)   Exhibits

A   Purchase and Sale Agreement
          (Filed February 8, 2001)

D-1   Federal Energy Regulatory Commission Application
          (Filed via form SE May 30, 2001)

D-2   Order of the Federal Energy Regulatory Commission Application
          (Filed via form SE May 30, 2001)

D-3   Department of Justice Hart-Scott-Rudino Filing
          (Filed via form SE May 30, 2001)

F   Opinion of Counsel (Filed May 30, 2001)

H   Form of Notice (Filed February 8, 2001)

(b)   Financial Statements

FS-1   AE Supply balance sheet, per books and pro forma
         (Filed via Form SE May 30, 2001)

FS-2   AE Supply statement of income and retained earnings, per books and
         pro forma (Filed via Form SE May 30, 2001)

FS-3   Capitalization Chart (Filed via form SE May 30, 2001)

FS-4   Rule 58 Calculation Table (Filed via form SE May 30, 2001)

Item No. 7.   Information as to Environmental Effects

    (a)   For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

    (b)   Not applicable.


SIGNATURE


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

           Allegheny Energy, Inc.
           Allegheny Energy Supply Company, L.L.C.

           By /S/ REGIS F. BINDER
              Regis F. Binder

Dated: May 30, 2001